UNITED STATES OF AMERICA
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.   20549


Application of Northeast      )
                              )         CERTIFICATE PURSUANT TO
Utilities, Charter Oak Energy )         RULE 24 UNDER THE PUBLIC
                              )         UTILITY HOLDING COMPANY ACT
Inc. and COE Development      )         OF 1935
                              )
Corp. on Form U-1             )
                              )
(File No. 70-8507)            )




     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Charter Oak Energy, Inc. ("Charter Oak"), a wholly-owned subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's supplemental order authorizing preliminary development activities and financing related to such activities and to acquisitions of interests in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") by Charter Oak (HCAR. No. 26134, September 30, 1994, File No. 70-8062, HCAR. No. 26213, December 30, 1994, File No. 70-8507, and HCAR.
No. 26354, August 7, 1995, File No. 70-8507).

(1)  BALANCE SHEET AS OF DECEMBER 31. 1996:

          Attached as Exhibit A.

(2)  INCOME STATEMENT FOR THE QUARTER ENDED DECEMBER 31, 1996:

          Attached as Exhibit B.

(3) GENERAL DESCRIPTION OF THE ACTIVITIES OF CHARTER OAK FOR THE QUARTER ENDED DECEMBER 31, 1996, AND OF THE PROJECTS IN WHICH CHARTER OAK OR ITS SUBSIDIARIES HAVE AN INTEREST:

     During the fourth quarter of 1996, pursuant to the permission granted by the Commission in the September 30, 1994 (HCAR. No. 26134), December 30, 1994 (HCAR. No. 26213) and August 7, 1995 (HCAR. No. 26354) orders, Charter Oak, through its wholly-owned subsidiary COE Development Corporation ("COE Development"), has participated in preliminary development activities for EWGs and FUCOs. These activities have been performed by COE Development both on its own and with unaffiliated third parties.

     On August 7, 1995 the Commission authorized NU to make investments in Charter Oak, and Charter Oak to make investments in COE Development, in the amount of up to $400 million, through December 31, 1996, for preliminary development activities and for acquisitions of interests in EWGs and FUCOs. This authorization includes preliminary development of domestic projects as well as investments in EWGs and FUCOs. On December 12, 1996, this authority was extended to December 31, 1997 with the authorized amount of investment reduced to $200 million. The Commission reserved jurisdiction over increasing the amount of authorized investment by $200 million and extending the authority to December 31, 1998.

     On December 5, 1995, Charter Oak filed a Form U-57 notifying the Commission of foreign utility company status for Ave Fenix Energia S.A. ("Ave Fenix"), the 168 MW natural gas project currently under construction in the Republic of Argentina. Charter Oak through its wholly-owned subsidiary COE Ave Fenix Corporation, will own approximately 83% of the issued and outstanding common stock of Ave Fenix. On October 30, 1996, the plant began commercial operation.

     On December 8, 1995, the 114 MW natural gas-fired project (Central Termica San Miguel de Tucuman, S.A., "C.T.S.M.T.") located in the Republic of Argentina commenced commercial operation. Charter Oak, through its wholly-owned subsidiary COE Argentina II Corp. owns 33.33% of the issued and outstanding common stock of C.T.S.M.T.

     On June 24, 1996, the Plantas Eolicas S.A., the 20 MW wind project in Costa Rica, synchronized with the grid. Charter Oak, through its wholly-owned subsidiary COE Tejona Corporation, will own approximately 65% of the issued and outstanding common stock of Plantas Eolicas. It is anticipated that a Costa Rican company will hold the remaining 35% of the common stock of Plantas Eolicas.

     Charter Oak, through its wholly-owned subsidiary Charter Oak (Paris), Inc., pursuant to the permission granted by the Commission (HCAR. No. 24893), has an approximately 10% beneficial equity ownership interest in a 213 MW gas-fired operational qualifying cogeneration facility in Paris, Texas.

     On September 24, 1993, NU was granted permission (HCAR. No. 70-8084) to invest up to $7 million in Charter Oak for the purchase of an interest in two non-utility subsidiaries to own an interest in a foreign utility company, Encoe Partners. Encoe Partners is a general partnership formed for the sole purpose of building, owning and operating a power generating facility in the United Kingdom ("Power Plant") and acquiring a one-third interest in certain rights and obligations under a power contract. The Power Plant is 2.176 MW and will produce power by harnessing the pressure in the natural gas pipeline feeding the 1,875 MW Teesside Project in Teesside, Wilton, Cleveland, England. This transaction was completed by Charter Oak on the close of business on September 30, 1993 by acquiring interests in two non-utility subsidiary companies, COE (UK) Corp. and COE (GENCOE) Corp.

     At this time, none of the other projects Charter Oak is currently pursuing are sufficiently defined to move beyond the preliminary development stage and therefore are not contained in this report.

(4) THE AMOUNTS OF RECOURSE AND NON-RECOURSE DEBT SECURITIES ISSUED TO THIRD PARTIES BY INTERMEDIATE COMPANIES:

     N.A.

(5) REGULATORY STATUS OF FACILITIES ELIGIBLE FOR EXEMPTION AS A PUBLIC UTILITY UNDER THE ACT.

     N.A.


(6) INFORMATION ON INTERCOMPANY SERVICE TRANSACTIONS INVOLVING AFFILIATED INTERMEDIATE COMPANIES, EWGs AND FUCOs FOR THE QUARTER ENDING DECEMBER 31, 1996.

     Attached as Exhibit C.


The aggregate amount of all guarantees issued by or for Charter Oak or any of its subsidiary companies for the quarter ending December 31, 1996 is approximately $53 million.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Charter Oak Energy, Inc.
/s/ Eugene G. Vertefeuille



Principal
Charter Oak Energy, Inc.
P.O. Box 270
Hartford, CT 06141-0270
January 31, 1997






































                                                            EXHIBIT A
               CHARTER OAK ENERGY, INC. AND SUBSIDIARIES
               -----------------------------------------
                CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                ---------------------------------------

                                                      December 31,
                                            ---------------------------
                                                1996           1995
                                            ------------   ------------
                                               (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric                                  $        52    $        52
    Less:  Accumulated provision for
            depreciation                             49             47
                                            ------------   ------------
         Total net utility plant                      3              5
                                            ------------   ------------
Other Investments, at cost                       57,188         41,221
                                            ------------   ------------
Current Assets:
  Cash                                            2,843           1,798
  Accounts receivable                                84             -
  Taxes receivable                                1,522             -
                                            ------------   ------------
                                                  4,449           1,798
                                            ------------   ------------
Deferred Charges:
  Accumulated deferred income taxes                 130            130
  Deferred development costs                      9,348          4,911
  Other                                             595            740
                                            ------------   ------------
                                                 10,073          5,781
                                            ------------   ------------
       Total Assets                         $    71,713    $    48,805
                                            ============   ============

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock                              $      -       $      -
  Capital surplus, paid in                       87,651         63,913
  Retained earnings                             (18,126)       (16,704)
                                            ------------   ------------
    Total capitalization                         69,525         47,209
                                            ------------   ------------
Minority interest in common equity
   of subsidiaries                                  (28)           (65)
                                            ------------   ------------
Current Liabilities:
  Accounts payable                                  459          1,226
  Accounts payable to affiliated companies          235            336
  Taxes accrued                                   1,229             58
  Other                                             293             41
                                            ------------   ------------
                                                  2,216          1,661
                                            ------------   ------------
    Total Capitalization and Liabilities    $    71,713    $    48,805
                                            ============   ============

                                                              EXHIBIT B
                 CHARTER OAK ENERGY, INC. AND SUBSIDIARIES
                 -----------------------------------------
               CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
               ---------------------------------------------

                                                  For the Years Ended
                                                       December 31,
                                              ---------------------------
                                                  1996           1995
                                              ------------   ------------
                                                (Thousands of Dollars)

Operating Revenues                            $      -       $      -
                                              ------------   ------------
Operating Expenses:
  Operation and maintenance                         4,511          7,298
  Depreciation                                        435            655
  Federal and state income taxes                   (1,108)        (2,503)
  Taxes other than income taxes                        21             20
                                              ------------   ------------
     Total operating expenses                       3,859          5,470
                                              ------------   ------------
Operating Loss                                     (3,859)        (5,470)
                                              ------------   ------------

Other Income:
  Investment income                                 2,488          1,120
  Other, net                                          (36)           154
                                              ------------   ------------
    Total other income                              2,452          1,274
                                              ------------   ------------
     Loss before interest charges                  (1,407)        (4,196)
                                              ------------   ------------

Interest Charges                                       15             19
                                              ------------   ------------

Net Loss   (Loss)                             $    (1,422)   $    (4,215)
                                              ============   ============






















                       Charter Oak Energy and Subsidiaries          Exhibit C
                         Detail of Intercompany Services
                       For the Year Ended December 31, 1996

                              Charter Oak Energy
                              ------------------
                                                             NON-
Service       Type of Services                  PAYROLL   PAYROLL    TOTAL
Provided By         Provided
-----------------------------------------------------------------------------
NUSCO       Charter Oak staff                      558,254   148,987  707,241
            Accounting and financial services       28,076    22,783   50,859
            Legal services                           2,777     4,771    7,548
            Miscellaneous                           16,044    18,397   34,441
                                                  ---------------------------
                 Total NUSCO Services              605,151   194,938  800,089
                                                  ---------------------------
NNECO       Miscellaneous                                0       125      125
                                                  ---------------------------

                 Total NNECO Services                    0       125      125
                                                  ---------------------------
CL&P        Miscellaneous                                0       754      754
            Outside Services                             0       246      246
                                                  ---------------------------
                 Total CL&P Services                     0     1,000    1,000
                                                  ---------------------------

CHARTER OAK
DEVELOPMENT CORP
            Legal services                               0    51,829   51,829
            Miscellaneous                                0    24,081   24,081
                                                  ---------------------------
                Total COD Services                       0    75,910   75,910
                                                  ---------------------------
                Total Services Provided            605,151   271,973  877,124
                                                  ===========================


                             Charter Oak Paris, Inc.
                             -----------------------

                                                             NON-
Service       Type of Services                  PAYROLL   PAYROLL    TOTAL
Provided By         Provided
-----------------------------------------------------------------------------


NUSCO        Legal services                             60        0       60
             Accounting and financial services          94        0       94
                                                  ---------------------------
                Total Services Provided                154        0      154
                                                  ===========================









                              COE Development Corp.
                             ---------------------
                                                            NON-
Service      Type of Services                   PAYROLL   PAYROLL    TOTAL
Provided By    Provided
-----------------------------------------------------------------------------
NUSCO        Charter Oak staff               1,444,989   1,014,082 2,459,071
             Engineering services               21,482       7,136    28,618
             Legal services                          0     245,676   245,676
             Miscellaneous                      14,625      31,320    45,945
                                                  -------------------------
                  Total NUSCO Services       1,481,096  1,298,214  2,779,310
                                                  -------------------------
CL&P         Miscellaneous                            9,963     3,761  13,724
                                                    -------------------------
                  Total CL&P Services                 9,963     3,761  13,724

                                                    -------------------------
PSNH         Engineeering Services                        0     7,723   7,723
             Legal Services                               0     5,677   5,677
             Miscellaneous                            10,458    1,492  11,950
                                                    -------------------------
                  Total PSNH Services                 10,458   14,892  25,350
                                                    -------------------------

WMECO       Engineeering Services                         0       271     271

            Legal Services                               79        40     119
                                                    -------------------------
               Total WMECO Services                      79       311     390

CHARTER OAK Miscellaneous                                 0   (3,024) (3,024)
ENERGY                                              -------------------------
                  Total COE Services                      0   (3,024) (3,024)
                                                    -------------------------
             Total Services Provided            1,501,596 1,314,154 2,815,750

                                                    =========================



                                COE (UK) Corp.
                                --------------
                                                             NON-
Service      Type of Services                      PAYROLL   PAYROLL    TOTAL
Provided By    Provided
-----------------------------------------------------------------------------
             Charter Oak staff                      11,038    7,495    18,533
NUSCO        Accounting and financial services         336       75       441
                                                    -------------------------
                Total NUSCO Services                11,404    7,570    18,974
                                                    -------------------------
CHARTER OAK
 ENERGY      Outside Services                            0    7,604     7,604
                                                    -------------------------
                Total COE Services                       0    7,604     7,604
                                                    -------------------------
CHARTER OAK
 DEVELOPMENT CORP    Legal services                      0       278      278
                     Miscellaneous                       0     7,883    7,883
                                                    -------------------------
                Total Charter Oak
                  Development Services                   0     8,161    8,161
                                                    -------------------------
                Total Services Provided             11,404    23,335   34,739
                                                    =========================

                         COE Argentina I Corporation
                      ----------------------------------
                                                             NON-
Service           Type of Services                 PAYROLL   PAYROLL    TOTAL
Provided By         Provided
-----------------------------------------------------------------------------

NUSCO          Charter Oak Staff                        0        75        75
                                                   --------------------------
                    Total NUSCO Services                0        75        75
                                                   --------------------------

                    Total Services Provided             0        75        75
                                                   ==========================
                                COE (GENCOE)Corp.
                                -----------------

                                                             NON-
Service           Type of Services                 PAYROLL   PAYROLL    TOTAL
Provided By         Provided
-----------------------------------------------------------------------------
NUSCO           Miscellaneous
                                                        0        75        75
                                                   --------------------------

                    Total Services Provided             0        75        75
                                                   ==========================



                             COE Argentina II Corp.
                             ----------------------
                                                             NON-
Service           Type of Services                 PAYROLL   PAYROLL    TOTAL
Provided By         Provided
-----------------------------------------------------------------------------
NUSCO           Miscellaneous                           0        75       75
                Charter Oak Staff                   7,850    35,106   42,956
                                                    -------------------------
                   Total NUSCO Services             7,850    35,181   43,031


                                                    =========================

COE Development  Outside Services                       0    28,226   28,226
                 Legal Services                         0       799      799
                                                    -------------------------
                                                        0    29,025    29,025

                    Total Services Provided          7,850   64,206    72,056
                                                  ==========================

                            COE Tejona Corp.
                            ----------------
                                                             NON-
Service           Type of Services                 PAYROLL   PAYROLL    TOTAL
Provided By         Provided
-----------------------------------------------------------------------------
NUSCO               Miscellaneous                     657      (582)      75
                                                   --------------------------
                    Total Services Provided           657      (582)      75
                                                   ==========================



                               COE AVE FENIX Corp.
                               -------------------


                                                             NON-
Service           Type of Services                 PAYROLL   PAYROLL    TOTAL
Provided By         Provided
-----------------------------------------------------------------------------
NUSCO           Miscellaneous
                                                        0        75        75
                                                   --------------------------

                    Total Services Provided             0        75        75
                                                   ==========================